

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 4, 2018

Aaron McParlan, Esq.
General Counsel
Opera Ltd
Gjerdrums vei 19
0484 Oslo, Norway

      Re: Opera Ltd
          Draft Registration Statement on Form F-1
          Submitted May 8, 2018
          CIK 0001737450

Dear Mr. McParlan:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Prospectus Summary
Our Business, page 1

1. You state that you "served over 321.0 million average MAUs in the fourth quarter of 2017," and you have "had a substantial user base of 54.8 million average MAUs in the fourth quarter of 2017." Please provide similar information for the fourth quarter of 2016.

Risk Factors, page 12

2. Please provide risk factor disclosure related to your geographic concentration. In this

regard, we note the table on page 60, which provides that 49% and 14.2% of your total operating revenues for fiscal year ended December 31, 2017, were generated from monetization partners domiciled in Ireland and Russia, respectively.

Industry data, projections and estimates contained in this prospectus are inherently uncertain and subject to interpretation, page 23

3.   You state on page 24 that "[I]ndustry data, projections and estimates are subject to inherent uncertainty as they necessarily require certain assumptions and judgments" and "[f]or these reasons, you should not place undue reliance on such information as a basis for making your investment decision." This risk factor and another reference on page 40 appear to disclaim the issuer's responsibility for information in the registration statement. Please revise.

Material weaknesses in our internal control over financial reporting have been identified…, , page 24

4.   You state on page 25 that Section 404 of the Sarbanes-Oxley Act of 2002 will require that you include a report of management on your internal control over financial reporting in your annual report on Form 20-F beginning with your "annual report for the fiscal year ending December 31, 2018." (emphasis added) Pursuant to Item 308 of Regulation S-K, a newly public company need not provide management's report on ICFR until it either had been required to file or had filed an annual report with the Commission for the prior fiscal year. Please revise accordingly. Refer to Instruction 1 to Item 308 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Our Ability to Maintain and Expand Our User Base and Maintain and Enhance User Engagement, page 54

5.   Please explain why your smartphone average MAUs declined between 12/31/16 and 3/31/17.

6.   Fee rate per click or per sale and cost per click appear to be important measures of your operating performance. To the extent these factors are important in understanding your revenue trends, please provide an enhanced quantitative and qualitative discussion and analyses of how these factors impact your revenue for each period presented. We refer you to Part I, Items 5.A and 5.D of Form 20-F and Section III.B of SEC Release 33-8350.

Description of Certain Statement of Operations Items
Payouts to Publishers and Monetization Partners , page 61

7.   We note your disclosure on page 89 regarding the relationships you have with distribution partners. Clarify your disclosure, if true, on page 61 that the payments to these distribution partners are included in this line item.

Critical Accounting Policies

Revenue Recognition
Advertising, page 72

8.   We note your disclosure on page 88 related to E-commerce and Online Travel Agencies. Please clarify your revenue recognition policy to explain how revenue is recognized under these arrangements.

9.   You disclose that for the revenue generated through advertising, revenue is reported on a gross basis, as long as you are the principal party to a transaction and not operating as agent on behalf of another entity. Expand your disclosures to clarify when you recognize advertising revenue on a gross basis compared to net basis. In this regard, we note your disclosures on page 88 that you have established long-term relationships with leading digital advertising platforms such as Google Adsense, AdMob by Google, Audience Network by Facebook and Baidu, and that, you allow these digital advertising platforms to display their advertisement inventories on your browsers. Refer to IAS 18. Indicate why you believe that revenue earned from these arrangements should be recognized on a gross basis. Clarify whether you are provided with the full price obtained by these platforms.

Share-based Payments, page 73

10.   Provide disclosure to explain how you determined the fair value of your ordinary shares at the time of equity issuances. Provide and discuss the assumptions used. Further, provide us with a listing of stock award grants including the fair value of underlying shares of common stock as of each grant date for the last twelve months.

Business
Proven Monetization Model, page 81

11.   You state on page 16 that, "in 2017, [your] top two largest business partners in aggregate contributed approximately 56.1% of [your] operating revenue, with Google and Yandex accounting for 43.2% and 12.6% of [your] operating revenue, respective." Please describe the material terms of the agreements with Google and Yandex, including duration and any termination provisions.

Related Party Transactions
Transactions with Other Related Parties, page 104

12.   Please file as exhibits to the registration statement the agreements related to the transaction with 360 Mobile Security Limited and Opay Digital Services Limited (HK) or tell us why these are not material.

Taxation, page 127

13.   We note that you intend to file the opinion of Maples and Calder regarding certain Cayman Islands tax matters and the opinion of Wikborg Rein regarding certain

Norwegian tax matters as Exhibits 8.1 and 8.2, respectively. Please revise to clearly identify each material tax consequence being opined upon and identify the tax counsels. For guidance, refer to Section III of Staff Legal Bulletin No. 19.

Notes to the Consolidated Financial Statements, page F-8

14.   Upon the completion of Opera Limited as the holding company of your group, provide condensed financial information of the Parent Company. Refer to Rule 3-01 of Regulation S-X.

Note 2 Significant accounting policies
g) Provisions, page F-18

15.   In accordance with IAS 37, please provide disclosure to clearly disclose the following information for your loss contingencies in aggregate or individually: (1) the amount or range of reasonably possible losses in addition to the amounts accrued or (2) a statement that the reasonably possible losses cannot be estimated or are not material to your financial statements.

Note 31. Events after the reporting period, page F-52

16.   We note you granted 2,490,000 RSUs in 2018. If material, please revise to disclose the expected impact that the additional awards will have on stock-based compensation expense in future periods. Refer to paragraph 10 of IAS 10.

General

17.   We note that your existing officers, directors and principal stockholders currently own a significant portion of your ordinary shares. Please clarify whether the company will be a "controlled company" under the definition of the applicable stock exchange after the offering and provide appropriate disclosure on the prospectus cover page, prospectus summary and risk factors to the extent appropriate. Additionally, please provide Mr. Zhou's significant ownership interest and voting power in the company.

18.   Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms Compliance and Disclosure Interpretations.

19.   Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

20.   With respect to all statistical sources referenced in the registration statement, please revise your disclosure to provide the date of such report. Additionally, please provide support for

these statements:

- "Opera is one of the world's leading browser providers and a pioneer in the field of integrated AI-driven digital content discovery and recommendation platforms…" (page 1)

- "In February 2018, about 16.1% of PC users and 21.8% of mobile users chose to use third party browsers… according to StatCounter…" (page 78)

- "According to Statista, worldwide digital advertising revenue was US$247.9 billion in 2017, and is expected to grow to US$376.3 billion in 2021 Worldwide search advertising revenue… is expected to grow to US$165.2 billion by 2021, up 47% from US$112.4 billion in 2017…" (page 79)

- "According to App Annie Intelligence, Opera has ranked among the top 30 publishers in terms of app downloads on Google Play in each year from 2014 to 2017…" (page 80)

You may contact Ryan Rohn, Staff Accountant, at 202-551-3739 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Special Counsel, at 202-551-3673, or Barbara Jacobs, Assistant Director, at 202-551-3735, with any other questions.

Division of Corporation Finance
Office of Information Technologies
and Services